Filed by Celgene Corporation
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: Pharmion Corporation
Commission File No.: 000-50447

PHARMION CORPORATION
2525 28th Street, Suite 200
Boulder, Colorado 80301

Supplement, Dated February 19, 2008, To Proxy Statement/Prospectus, Dated February 5, 2008

SPECIAL MEETING OF STOCKHOLDERS
To be Held On March 6, 2008

On or about February 6, 2008, Pharmion Corporation, or Pharmion, mailed to you a proxy statement/prospectus, dated February 5, 2008, relating to a special meeting of the stockholders of Pharmion, scheduled to be held on March 6, 2008, to consider the approval and adoption of the merger agreement among Pharmion, Celgene Corporation, or Celgene, and Cobalt Acquisition LLC, or Merger Sub, and the transactions contemplated thereby and other related matters. As set forth in more detail below, this supplement is being furnished to you to provide additional information about the merger described in the proxy statement/prospectus.

As previously reported in the proxy statement/prospectus, subsequent to the announcement of the execution of the merger agreement, a purported class action was filed on November 21, 2007, in the Court of Chancery in Delaware naming as defendants Pharmion, Celgene and Merger Sub, as well as Pharmion’s directors. The complaint in the action, Arthur Murphy v. Pharmion Corporation, et al., C. A. No. 3367-VCL (Del. Ch. Nov. 21, 2007), which was purportedly brought on behalf of the public stockholders of Pharmion (other than the defendants), alleged that the terms of the proposed merger are unfair to Pharmion’s public stockholders. The complaint against Celgene and Merger Sub was subsequently dismissed by the plaintiff without prejudice. On February 7, 2008, the complaint was amended. The amended complaint deletes the claim that the proposed merger is unfair and asserts instead claims that the proxy statement/prospectus contains materially inaccurate, incomplete and/or misleading disclosures relating to the acquisition of Pharmion by Celgene.

On February 17, 2008, Pharmion, Celgene, Merger Sub and the plaintiff entered into a Memorandum of Understanding relating to a proposed settlement of this action. Under the Memorandum of Understanding, the parties agreed that the plaintiff will seek an order of the Delaware Court of Chancery certifying the class for settlement purposes, dismissing the action with prejudice and releasing the defendants, Celgene and Merger Sub from any liability with respect to the claims asserted in the amended complaint, in exchange for Pharmion’s agreement to provide its stockholders with additional information concerning the proposed merger and related matters. In addition, the defendants have agreed not to object to an application by the plaintiff for an award of attorneys’ fees and expenses in an amount not to exceed $450,000, such fees having been negotiated and agreed to by the parties after all other substantive terms of the settlement had been negotiated and agreed to. In accordance with the settlement reached between the parties as reflected in the Memorandum of Understanding, the proxy statement/prospectus is supplemented as set forth herein.

This supplement is being mailed to Pharmion stockholders who are entitled to vote at the special meeting of Pharmion stockholders being held to consider a proposal to approve and adopt the merger agreement and approve the merger. All holders of record of Pharmion common stock at the close of business on February 4, 2008, the record date, are entitled to vote at the special meeting and any adjournments or postponements thereof. The record date to determine stockholders entitled to notice of and to vote at the special meeting of Pharmion stockholders has not been changed by this supplement and remains fixed at February 4, 2008. There is no change in the time or place of the special meeting, and the proposals to be considered at the special meeting of Pharmion stockholders contained in the proxy statement/prospectus are unchanged by this supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS SUPPLEMENT OR THE CELGENE COMMON STOCK TO BE ISSUED PURSUANT TO THE MERGER OR DETERMINED IF THE INFORMATION CONTAINED IN THIS SUPPLEMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information contained in this supplement should be read in conjunction with the proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 24 of the proxy statement/prospectus. Except as described in this supplement, the information provided in the proxy statement/prospectus dated February 5, 2008 continues to apply. To the extent that information in this supplement differs from, updates or conflicts with information contained in the proxy statement/prospectus, the information contained in this supplement is deemed to supersede the information contained in the proxy statement/prospectus.

THE BOARD OF DIRECTORS OF PHARMION HAS DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE FAIR TO, ADVISABLE FOR, AND IN THE BEST INTERESTS OF, PHARMION AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ITEMS AND RECOMMENDS THAT HOLDERS OF PHARMION COMMON STOCK VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

In light of the supplemental information contained herein, stockholders of Pharmion are being given the opportunity to change their vote if they so desire. A new form of proxy card is enclosed herewith. If you have already voted and you now wish to change your vote in view of the supplemental information contained herein, please sign and return the enclosed proxy card promptly. You may also change your vote by voting in person at the special meeting, delivering a written notice of revocation dated after the date of your initial proxy to Pharmion’s Corporate Secretary, or delivering another proxy dated after the previous proxy. If your shares are held in “street name” by your bank, brokerage firm or other nominee, and if you have already provided instructions to your nominee but wish to change those instructions, you should provide new instructions following the procedures provided by your nominee. Attendance at the special meeting of Pharmion stockholders will not cause your previously granted proxy to be revoked, unless you specifically so request.

IF YOU DO NOT WISH TO CHANGE YOUR VOTE, YOU SHOULD DO NOTHING.  Proxy cards that are returned unmarked as to how they should be voted will be voted for the approval and adoption of the merger agreement and the approval of the merger and related transactions, as recommended by the board of directors of Pharmion.

Any written revocation of a proxy should be addressed to Pharmion Corporation, Attention: Corporate Secretary, 2525 28th Street, Suite 200, Boulder, Colorado 80301. All other communications in connection with the proxy statement/prospectus and any requests for additional copies of this supplement or the proxy statement/prospectus or the proxy card should be addressed to Pharmion Corporation, Attention: Investor Relations, 2525 28th Street, Suite 200, Boulder, Colorado 80301. If you have any questions or need further assistance in voting your shares of Pharmion common stock, please call Pharmion at (720) 564-9150.

We urge you to read this supplement carefully and in its entirety, together with the proxy statement/prospectus.

This supplement is dated February 19, 2008 and is first being mailed, along with the attached proxy card, to Pharmion stockholders on or about February 19, 2008.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This supplement contains forward-looking statements and information that are based on the current beliefs and expectations of the respective managements of Celgene and Pharmion as well as assumptions made by, and information currently available to, Celgene and its subsidiaries or Pharmion and its subsidiaries, as the case may be.

Examples of forward-looking statements include statements regarding Celgene’s or Pharmion’s future financial results, operating results, product successes, business strategies, projected costs, future products, competitive positions, and plans and objectives of management for future operations. When used in or incorporated by reference into this supplement, the words “anticipate,” “believe,” “plan,” “estimate,” “expect” and “intend” and other similar expressions, as they relate to Celgene or Pharmion or their respective managements or stockholders, are intended to identify forward-looking statements.

These forward-looking statements reflect the current views of Celgene and Pharmion with respect to future events and are subject to a number of known and unknown risks, delays, uncertainties and other important factors not under Celgene’s or Pharmion’s control, including those set forth under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in the proxy statement/prospectus beginning on pages 24 and iii, respectively.

References to sections and subsections herein are references to the corresponding sections and subsections in the proxy statement/prospectus and references to page numbers herein are references to page numbers in the proxy statement/prospectus.

SUMMARY — Information About the Companies (page 6)

Celgene Corporation

On January 31, 2008, Celgene issued a press release announcing its unaudited financial results for the quarter ended December 31, 2007 and the year ended December 31, 2007, which press release also set forth certain information relating to Celgene’s financial outlook for 2008. See “Where You Can Find More Information” in the proxy statement/prospectus beginning on page 100.

Pharmion Corporation

Pharmion expects to issue a press release announcing financial results for the quarter ended December 31, 2007 and for the year ended December 31, 2007 on or about February 19, 2008. The press release will be available on Pharmion’s website located at http://www.pharmion.com. Pharmion will also furnish such announced financial results to the SEC on a Current Report on Form 8-K. Pharmion will file with the SEC an Annual Report on Form 10-K for the year ended December 31, 2007 on or prior to February 29, 2008 that will contain Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pharmion. The Annual Report on Form 10-K will be filed with the SEC prior to the date of the special meeting of Pharmion stockholders and will be incorporated by reference into the proxy statement/prospectus.

You may read and copy any reports, statements or other information filed by Pharmion at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1024, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Pharmion, at http://www.sec.gov. You may also access the SEC filings and obtain other information about Pharmion through Pharmion’s website. The information contained in that website is not incorporated by reference into this supplement or the proxy statement/prospectus. See “Where You Can Find More Information” in the proxy statement/prospectus beginning on page 100.

SUMMARY — PHARMION PROPOSAL NO. 1 — APPROVAL OF THE MERGER — The Merger — Merger Consideration (page 10)

Changes in the market price of Celgene common stock may affect the value of the consideration that Pharmion stockholders receive in the merger. At the effective time of the merger, each outstanding share of Pharmion common stock will be converted into the right to receive (i) that number of shares of Celgene common stock equal to the quotient, which we refer to as the exchange ratio, determined by dividing $47.00 by the volume weighted average price per share of Celgene common stock (rounded to the nearest cent) on The Nasdaq Global Select Market for the 15 consecutive trading days ending on (and including) the third trading day immediately prior to the effective time of the merger, or the measurement price; provided, however, that if the measurement price is less than $56.15, each share of Pharmion common stock will be converted into the right to receive 0.8370 shares of Celgene common stock and if the measurement price is greater than $72.93, each share of Pharmion common stock will be converted into the right to receive 0.6445 shares of Celgene Common Stock and (ii) $25.00 in cash, without interest. The value of the shares of Celgene common stock that Pharmion stockholders receive in the merger could vary as a result of fluctuations in the price of Celgene common stock. Accordingly, at the time of the special meeting at which Pharmion stockholders will be asked to approve and adopt the merger agreement, the amount of the stock portion of the merger consideration and the value thereof will not be known. Changes in the price of Celgene common stock may affect the value of the consideration that Pharmion stockholders receive in the merger. Variations in the price of Celgene common stock could be the result of changes in the business, operations or prospects of Celgene or Pharmion, market assessments of the likelihood that the merger will be consummated within the anticipated time or at all, general market and economic conditions and other factors which are beyond the control of Celgene or Pharmion. There is no provision in the merger agreement that guarantees a minimum value for the Celgene common stock to be issued at the effective time or that permits Pharmion to terminate the merger agreement if the price of Celgene common stock declines. The measurement price cannot now be determined, since it is a function of the market price of Celgene common stock in the future. Since the announcement of the execution of the merger agreement, the measurement price (as determined over 15 consecutive trading days ending on various days since the announcement) has been at times within the range of $56.15 and $72.93; however, at times it has also been less than $56.15.

If the measurement price is greater than $72.93, for example $80.00, then Pharmion stockholders would be entitled to receive 0.6445 shares of Celgene common stock with a value, based on that measurement price, of $51.56, plus $25.00 in cash, for a total hypothetical merger consideration value of $76.56 for each share of Pharmion common stock. On the other hand, if the measurement price is less than $56.15, for example $49.00, then Pharmion stockholders would be entitled to receive 0.8370 shares of Celgene common stock with a value, based on that measurement price, of $41.01, plus $25.00 in cash, for a total hypothetical merger consideration value of $66.01 for each share of Pharmion common stock. By way of another example, were the measurement price determined over the 15 trading days ended on February 15, 2008 (the most recent practicable date prior to the date of this supplement), the measurement price would have been $56.64 and therefore Pharmion stockholders would have been entitled to receive 0.8298 shares of Celgene common stock with a value, based on that measurement price, of $47.00, plus $25.00 in cash, for a total hypothetical merger consideration value of $72.00 per each share of Pharmion common stock. The following chart sets forth hypothetical values of the consideration to be received by Pharmion stockholders in the merger for each share of Pharmion common stock based upon various illustrative prices for shares of Celgene common stock.

THE MERGER — Background of the Merger (page 33)

During the course of the informal discussions between representatives of Celgene and Pharmion that took place between January 2004 and January 2007, the parties discussed a number of potential transactions between Celgene and Pharmion, including those discussions that resulted in modifications to then-existing licensing arrangements with respect to the license granted by Celgene to Pharmion for the marketing of thalidomide, and, separately, modifications to then-existing manufacturing arrangements for thalidomide formulations that Pharmion sells in certain territories, and the possibility of Celgene acquiring Pharmion. With respect to discussions during this period regarding the possible acquisition of Pharmion by Celgene, these discussions never reached the stage of a proposal with specific terms, including price terms. From time to time during the course of these informal discussions, Pharmion’s management reported the general tenor of these discussions to the board of directors of Pharmion, both in the context of formal meetings of the board of directors and informal discussions with individual members of the board of directors.

The topline results announced by Pharmion on August 2, 2007 from the multi-institutional, international, randomized, Phase 3 controlled trial of Vidaza versus conventional care regimens in the treatment of patients with higher-risk myelodysplastic syndromes were, in the view of Pharmion, positive and validated the benefit of Vidaza in the treatment of patients suffering from such disease. Specifically, Vidaza treatment was associated with a median survival of 24.4 months versus 15 months for those receiving treatment involving conventional care regimens (CCR), an improvement of 9.4 months. In addition, two-year survival rates were 50.8 percent versus 26.2 percent for patients receiving Vidaza versus CCR. The survival benefits of Vidaza were consistent regardless of the CCR treatment option utilized in the control arm.

Celgene’s August 24, 2007 non-binding expression of interest for Celgene to acquire all of the outstanding shares of Pharmion common stock in a merger transaction at $57 per share of Pharmion common stock payable in an unspecified combination of cash and shares of Celgene common stock was based on the then current market price of Pharmion common stock, Celgene’s analysis of publicly available financial data of Pharmion and the preliminary advice of Celgene’s financial advisors, J.P. Morgan Securities Inc. and Merrill Lynch & Co.

At the September 15, 2007 special meeting of the board of directors of Pharmion to consider Celgene’s offer to acquire Pharmion, the management of Pharmion presented to the board of directors certain internal financial forecasts relating to Pharmion to assist the directors in evaluating Celgene’s offer to acquire Pharmion. At that time, Pharmion’s internal financial forecasts included assumed contributions that satraplatin would make to Pharmion’s financial results. On October 30, 2007, Pharmion announced the topline overall survival results for the double-blinded, randomized satraplatin Phase 3 registrational trial that evaluated satraplatin plus prednisone as a second line treatment for patients with metastatic hormone-refractory prostate cancer (HRPC) who have failed prior chemotherapy, and reported that the trial had not achieved the overall survival endpoint. Accordingly, Pharmion’s financial forecasts prepared subsequent to that date (although in other respects substantially modeled using the prior projections), including those provided to Pharmion’s financial advisor, Banc of America Securities, assumed that satraplatin would not likely have a meaningful impact on Pharmion’s future financial results within the timeframe of such forecasts. Although Pharmion is currently responding to inquiries concerning the marketing authorization application (MAA) it previously submitted to the EMEA for satraplatin in June 2007 and may present additional data from further analyses of results from the Phase 3 trial for satraplatin in HRPC, Pharmion believes that the failure to achieve the overall survival endpoint in that trial will have a significantly negative impact on the review of the MAA by the EMEA.

In the October 14, 2007 conversation among Dr. Barer, Mr. Hugin and Mr. Mahaffy regarding the potential acquisition of all of the outstanding shares of Pharmion common stock in a merger transaction in the range of $69 to $75 per share of Pharmion common stock, Celgene increased its potential offering range for Pharmion shares, based in part on information and views conveyed to Celgene by Pharmion, including Pharmion management’s views, based on publicly available information, concerning product development activities involving both Pharmion products and the products of third parties that compete with Pharmion, including the probable outcomes of ongoing clinical trials of competing products.

Certain investment funds affiliated with two of Pharmion’s directors, M. James Barrett and James C. Blair, did not execute the voting agreement. Notwithstanding this, Drs. Barrett and Blair each executed a voting agreement in their individual capacities with respect to the shares of Pharmion common stock beneficially owned by them. Dr. Barrett is a general partner of New Enterprise Associates 10, L.P. Dr. Blair is a managing member of One Palmer Square Associates IV, L.L.C., which is the general partner of Domain Partners IV, L.P. and DP IV Associates, L.P. Based on documents filed with the SEC by such investment funds, as of November 18, 2007, the date of execution of the merger agreement, (i) the entities affiliated with New Enterprise Associates beneficially owned approximately 7.8% of the issued and outstanding shares of Pharmion common stock and (ii) the entities affiliated with Domain Associates beneficially owned approximately 6.2% of the issued and outstanding shares of Pharmion common stock. Based on documents filed with the SEC and information available to Pharmion, as of the record date, (i) the entities affiliated with New Enterprise Associates beneficially owned less than 1% of the issued and outstanding shares of Pharmion common stock and (ii) the entities affiliated with Domain Associates continued to beneficially own approximately 6.2% of the issued and outstanding shares of Pharmion common stock.

THE MERGER — Opinion of Pharmion’s Financial Advisor (page 40)

Pharmion has agreed to pay Banc of America Securities for its financial advisory services in connection with the merger an aggregate fee currently estimated to be approximately $17.5 million, a portion of which was payable in connection with its opinion and approximately $16.0 million of which is contingent upon the completion of the merger.

In the ordinary course of business, Banc of America Securities and its affiliates may actively trade or hold securities or loans of Pharmion and Celgene for their own accounts or for the accounts of customers and, accordingly, Banc of America Securities or its affiliates may at any time hold long or short positions in such securities or loans. Banc of America Securities has not provided investment banking services to Celgene for which it received compensation within the past two years.

In connection with the Selected Publicly Traded Companies Analysis that Pharmion’s financial advisor performed in its analysis of Pharmion, Banc of America Securities applied a range of selected multiples of calendar year 2009 estimated EPS of 23.0x to 32.0x derived from the selected publicly traded companies to Pharmion’s estimated calendar years 2009 and 2010 estimated EPS (discounted one year, in the case of calendar year 2010 estimated EPS, by applying a discount rate of 15.0%) and applied a range of selected multiples of calendar years 2007 and 2008 estimated revenue of 5.5x to 8.5x and 4.5x to 7.5x, respectively, derived from the selected publicly traded companies to corresponding data of Pharmion. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ consensus estimates as compiled by First Call.

In connection with the Selected Precedent Transactions Analysis that Pharmion’s financial advisor performed in its analysis of Pharmion, Banc of America Securities applied a range of selected multiples of two-year forward and three-year forward estimated net income of 22.0x to 34.0x and 18.0x to 28.0x, respectively, derived from the selected transactions to Pharmion’s calendar years 2009 and 2010 estimated EPS, respectively.

In connection with the Discounted Cash Flow Analysis that Pharmion’s financial advisor performed in its analysis of Pharmion, the cash flows of Pharmion, adjusted to reflect the present value of Pharmion’s net operating loss carryforwards anticipated by Pharmion’s management to be available, and terminal values were discounted by Banc of America Securities to present value as of December 31, 2007 using discount rates ranging from 14.0% to 16.0%, which discount rate range was derived based on a weighted average cost of capital calculation.

In connection with the Selected Publicly Traded Companies Analysis that Pharmion’s financial advisor performed in its analysis of Celgene, the estimated financial data of the selected publicly traded companies and Celgene were based on publicly available research analysts’ consensus estimates as compiled by First Call. In addition, the analysis indicated the following implied high, median and low multiples and ratios for the selected companies, as compared to corresponding multiples and ratios implied for Celgene, based on the closing price of Celgene common stock on November 16, 2007:

							Implied Multiples for
							Celgene Based on
	Implied Multiples						Closing Stock Price
	for Selected Companies						on November 16,
	High		Median		Low		2007

Equity Value Per Share as a Multiple of EPS:
Estimated Calendar Year 2007	44.2	x	26.7	x	13.4	x	68.1	x
Estimated Calendar Year 2008	27.8	x	21.8	x	12.9	x	42.0	x
Estimated Calendar Year 2009	22.4	x	19.3	x	11.7	x	30.2	x
PEG Ratios:
Estimated Calendar Year 2007	3.27	x	1.33	x	1.12	x	1.61	x
Estimated Calendar Year 2008	2.06	x	1.28	x	0.97	x	1.00	x

THE MERGER — Celgene’s Reasons for the Merger (page 47)

Although Celgene anticipates that the merger will provide the combined company with financial benefits that may include opportunities to earn additional revenues and reduced operating expenses in certain areas, these amounts are not currently quantifiable and there can be no assurance that such benefits will in fact occur, or that such benefits will not be offset by other factors or events in the future. The pro forma financial information contained in the proxy statement/prospectus does not reflect any benefits of cost savings, if any, or opportunities, if any, to earn additional revenues.

THE MERGER — Pharmion Financial Projections Provided to Pharmion’s Financial Advisor (page 47)

Set forth below in tabular format is a summary of the Pharmion financial projections provided to Pharmion’s financial advisor.

	Years Ending December 31,
	2007	2008	2009	2010	2011
	(in millions; all amounts unaudited)

Net revenues	$261.6	$371.5	$591.9	$768.5	$1,001.3
Operating expenses (exclusive of cost of goods sold and royalties)	$236.4	$293.6	$365.1	$419.9	$513.2
EBIT*	$(45.8)	$(21.2)	$70.3	$146.3	$226.5
EBITDA**	$(30.0)	$(1.4)	$93.3	$171.9	$255.4
Net income (loss)	$(44.1)	$(17.2)	$56.2	$109.4	$167.9

*	Earnings before income and taxes; not a GAAP computation.

**	Earnings before income, taxes, depreciation and amortization; not a GAAP computation.

THE MERGER — Certain Relationships Between Celgene and Pharmion (page 53)

In November 2001, in connection with entering into an agreement under which Celgene granted to Pharmion exclusive marketing and distribution rights for Celgene’s formulation of thalidomide, Pharmion issued to Celgene warrants to purchase 1,701,805 shares of Series B preferred stock of Pharmion at an exercise price of $2.09 per share, the same price at which Pharmion had sold its shares of Series B preferred stock in a private placement in November 2001. Upon the consummation of Pharmion’s initial public offering of Pharmion common stock in November 2003, these warrants by their terms automatically converted into warrants to purchase 425,451 shares of Pharmion common stock at an exercise price of $8.36 per share. In September 2004, Celgene exercised these warrants and acquired 425,451 shares of Pharmion common stock. In April 2003, Celgene loaned $12 million to Pharmion and Pharmion issued to Celgene (i) a $12 million promissory note that accrued interest at a rate of 6% per annum and was convertible into shares of Pharmion common stock at a price of $11.00 per share and (ii) warrants to purchase 363,636 shares of Pharmion common stock at an exercise price of $11.00 per share. In March 2004, Celgene converted the promissory note into 1,150,513 shares of Pharmion common stock and, in September 2004, Celgene exercised the warrants and acquired 363,636 shares of Pharmion common stock.

Since beginning their business relationship in November 2001, no material disputes have arisen between Celgene and Pharmion that have not been resolved to the mutual satisfaction of both parties and no material disputes currently exist between the parties.